BONDXN TECHNOLOGIES LLC

**FINANCIAL STATEMENT
DECEMBER 31, 2024
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
(PUBLIC PER RULE 17a-5 (e)(3))**

BONDXN TECHNOLOGIES LLC

TABLE OF CONTENTS

DECEMBER 31, 2024

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SEC FILE NUMBER
8-71194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2024 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BondXN Technologies LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

165 PASSAIC AVE, SUITE 201
(No. and Street)

FAIRFIELD	NJ	07004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arjun Arora	973-214-9099 |	aarora@bondxn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

May 5, 2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Gafner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BondXN Technologies LLC _____, as of 12/31 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _William Gafner_ _____

Title: CEO _____

Karen Poissant
Notary Public

> KAREN POISSANT
> Notary Public, State of New Jersey
> Comm. # 2066090
> My Commission Expires 9/21/2029

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BondXN Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BondXN Technologies LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

March 31, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

BONDXN TECHNOLOGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

A S S E T S

Cash	$	440,794
Accounts receivable		149,006
Prepaid Expenses		1,612
Total Assets	**$**	**591,412**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	$	33,486
Deferred revenue		100,000
Total Liabilities		133,486
Member's Equity		**457,926**
Total Liabilities and Member's Equity	**$**	**591,412**

See the accompanying notes to financial statement.

4.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BondXN Technologies LLC (the "Company") was organized in Delaware on November 2nd, 2023, as a limited liability company. The Company is a wholly owned subsidiary of BondXN Inc. (the "Member"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 1, 2024. As a limited liability company, the member's liability is limited to its investment.

Nature of Business

The Company licenses a platform primarily to entities located throughout the United States. The platform's function is to network market participants to buy and sell securities in an introducing broker dealer capacity. The platform communicates orders between market participants for purposes of executing transactions.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash

The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits. Management does not believe the Company is exposed to any significant credit risk from balances in excess of federally insured limits.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on the Company's collection experience, customer credit worthiness and current economic trends. Based on managements review, no allowance for credit losses is considered to be necessary as of December 31, 2024.

Income Taxes

The Company is a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

BONDXN TECHNOLOGIES LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2024

NOTE 2 - **SEGMENT REPORTING**

The Company's Chief Operating Decision Makers ("CODMs") are its Chief Executive Officer and Chief Compliance Officer. Due to the similarities and related nature of the broker-dealer's services, the Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The CODMs use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or during its first year of operations, 8 to 1.

At December 31, 2024, the Company had net capital of $307,308 which was $290,622 in excess of its required minimum net capital of $16,686. The Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.00.

NOTE 4 - **RELATED PARTY TRANSACTION**

The Company has an expense sharing agreement with its Member. Under the terms of this agreement, the Company has allocated personnel services and occupancy based on estimated time spent or estimated usage by the Company by individuals employed by its Member. No amounts are due to the Member as of December 31, 2024 as a result of this agreement.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

NOTE 5 - **CONTINGENCIES**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

NOTE 6 - **SUBSEQUENT EVENTS**

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 7 - **CONCENTRATIONS**

Approximately 95% of accounts receivable at December 31, 2024 is due from one customer.